14048206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

POTEN CAPITAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 THIRD AVENUE
(No. and Street)

NEW YORK	**NEW YORK**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANISLAV EVTIMOV **212-230-5461**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stefanie Kyles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Poten Capital Services, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

Cynthia Leis
Notary Public, State of New York
No. 01RE6179698
Qualified in Queens County
Commission Expires December 24, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Poten Capital Services, LLC
(a Limited Liability Company)
Statement of Financial Condition

December 31, 2013
With Independent Auditor's Report

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

The report accompanying this statement of financial condition was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

Poten Capital Services, LLC
(a Limited Liability Company)
Contents

Page(s)

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

To the Member
Poten Capital Services, LLC

We have audited the accompanying statement of financial condition of Poten Capital Services, LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 27, 2014

Poten Capital Services, LLC
(a Limited Liability Company)
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	410,355
Prepaid expenses and other assets		1,818
Fixed assets, net		6,143
Total assets	$	418,316
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	28,000
Due to affiliate		15,084
Deferred compensation		110,702
Total liabilities		153,786
Member's equity		264,530
Total liabilities and member's equity	$	418,316

The accompanying notes are an integral part of this financial statement

Poten Capital Services, LLC
(a Limited Liability Company)
Notes to Financial Statements
December 31, 2013

1. Organization and Business

Poten Capital Services, LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware on September 20, 2002. The Company's sole member is Poten & Partners Group, Inc. (the "Member").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer on January 3, 2007. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of that rule.

The Company's principal business activities include underwriting, private placement of securities, providing merger and acquisition advisory services and acting as a finder, for which the Company may receive compensation, or introducing clients to broker-dealers, financial institutions or investment advisors (or vice-versa), for which the Company may receive a fee.

Poten & Partners, Group Inc., has committed to providing the Company with continued financial support, as necessary, to enable the Company to meet its working capital and regulatory capital needs through at least February 2015.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company's cash is held with one bank. Balances held, at times, exceed insured limits. In the course of its business, the Company enters into contracts with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients.

Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives. Maintenance and repairs are charged to expense as incurred. At the time such assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to operations.

Cash and Cash Equivalents

The Company considers all highly liquid assets purchased with an original maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company for purposes of filing federal, state and local income tax returns. Accounting principles generally accepted in the United States of America require the Company to provide for income taxes in its financial statements on a hypothetical separate-return basis. The Member is an S Corporation and, as a result, is not responsible for federal income taxes; such taxes are the responsibility of the Member's shareholder. The Member is responsible for certain state and local income taxes in jurisdictions which do not recognize S Corporation status. Accordingly, income taxes in the accompanying financial statements have been computed on this basis.

Deferred taxes are recognized for the tax effects of differences between the financial reporting and the tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided on deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company accounts for income taxes in accordance with the guidance of the Financial Accounting Standards Board's Accounting Standards Codification Topic 740, "Income Taxes". This standard prescribes a recognition threshold and a related measurement model. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. Accrued interest and penalties related to any unrecognized tax benefits will be classified as part of the income tax provision.

3. Fixed Assets

Fixed assets at December 31, 2013 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 10,056	10 Years
Computer equipment	5,544	5 Years
	15,600	
Less: Accumulated depreciation	(9,457)	
Fixed assets, net	$ 6,143	

4. Related Party Transactions

In the normal course of business the management of Poten & Partners, Inc., an affiliated entity through ultimate common ownership, assists with the development of the Company's business strategies and operations. Poten & Partners, Inc. also provides office space and related services to the Company. Such expenses are allocated based on the Master Service Agreement dated April 6, 2009 and updated effective January 1, 2011 between Poten & Partners, Inc. and the Company.

A portion of the incentive compensation earned by a former employee of the Company is set aside as deferred compensation under the Poten & Partners Group, Inc. Stock Unit Plan ("SUP"). The deferred compensation liability relating to the SUP totalled $110,702 at December 31, 2013 and is included in the accompanying statement of financial condition.

5. Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2013.

6. Commitments and Contingencies

From time-to-time, the Company is involved in various claims and litigation arising in the ordinary course of business. In the opinion of management, the ultimate outcome of such matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which required that the Company maintain minimum net capital, as defined, as the greater of 6 2/3% of aggregate indebtedness or $50,000 for the year ended December 31, 2013. As of December 31, 2013, the Company had net capital of $256,569 which exceeded the regulatory requirement by $206,569. The Company's ratio of aggregate indebtedness to net capital was 0.5994 to 1.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, is exempt from SEC Rule 15c3-3, under the provision in section (k)(2)(i).

8. Subsequent Events

The Company's management has evaluated all activity of the Company through the issue date of the financial statement and concluded that subsequent events are properly reflected in the accompanying financial statement and notes thereto as required by standards for accounting and disclosure of subsequent events.